UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

               Commission File Number         333-127589-28
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           Structured Asset Securities Corporation, as depositor for
                            Lehman Mortgage Trust
                    Mortgage Pass-Through Certificates
                                Series 2006-1
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            (Exact name of registrant as specified in its charter)

745 Seventh Avenue, 7th Floor, New York, N. Y. 10019
                      212-526-7000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class 1-A1, Class 1-A2, Class 1-A3, Class 1-A4, Class 1-A5, Class 1-A6, Class 2-A1, Class 2-A2, Class 3-A1, Class 3-A2, Class 3-A3, Class 3-A4, Class 3-A5, Class 3-A6, Class 4-A1, Class 4-A2, Class AP, Class AX, Class PAX, Class B1(1-2), Class B2(1-2), Class B3(1-2), Class B4(1-2), Class 3B1, Class 3B2,
Class 3B3, Class 5-A5, Class 5-A6 Class 5-A7, Class 5-A8, Class 5-A9, Class 5-A10, Class 6-A1, Class 7-A1, Class 8-A1 Class AP, Class AX, Class PAX, Class B1, Class B2, Class B3, Class B4, Class R
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           (Title of each class of securities covered by this Form)

  None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]          Rule 12h-3(b)(1)(i)  [ ]
Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]          Rule 12h-3(b)(2)(ii) [ ]
                                  Rule 15d-6           [X]

Approximate number of holders of record as of the certification or notice
date:   72
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Pursuant to the requirements of the Securities Exchange Act of 1934 Structured Asset Securities Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   January 26, 2007          By: /s/   Ellen Kiernan
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                                            Ellen Kiernan
                                         Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.